Exhibit 21

REVISED LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Wonder Auto Limited	British Virgin Islands	100%
Jinzhou Halla Electrical Equipment Co., Ltd	PRC	100%
Jinzhou Wanyou Mechanical	PRC	100%
Jinzhou Wonder Auto Electrical Equipment Co., Ltd.	PRC	100%
Jinzhou Wonder Motor Co., Ltd.	PRC	100%
Jinzhou Dongwoo Precision Co., Ltd.	PRC	50%
Jinzhou Hanhua Electrical Systems Co., Ltd.	PRC	50%
Jinzhou Karham Electrical Equipment Co., Ltd.	PRC	65%
Jinan Worldwide Automotive Accessories Co., Ltd.	PRC	100%